Exhibit 23

Italy's Stability Programme

2021

Abridged version

Ministero dell'Economia e delle Finanze

Italy's Stability Programme

2021

Abridged version

Submitted by Prime Minister
Mario Draghi

and Minister of the Economy and Finance
Daniele Franco

MINISTERO DELL'ECONOMIA E DELLE FINANZE

Adopted by the Council of Ministers on 15 April 2021
and endorsed by Parliament on 22 April 2021

FOREWORD
The pandemic crisis continues to affect the economic and social life of our country and of the whole world. The price in terms of human losses has been very high, and uncertainty about Covid-19 variants, the ability of existing vaccines to combat them and the duration of immunization coverage remains high.
Nevertheless, the healthcare measures adopted in March seem to have slowed down the rate of new infections. The vaccination campaign has been underway since the beginning of the year, and the Government expects to be able to administer the vaccines to 80 percent of the Italian population by next autumn. Monoclonal antibody therapies that will reduce the severity of the disease if administered after the first symptoms – or even pre-emptively to unvaccinated individuals – are also on the way.
Given this state of affairs, the Government deems it necessary to boost the drive to emerge from the crisis through all available instruments, from the vaccination campaign to the promotion of medical research and the strengthening of the National Healthcare Service; with regard to the economy, from income support and relief measures, to the revival of investments and development through the Recovery and Resilience Plan (RRP) financed by Next Generation EU (NGEU) and additional national funds.
The Government strongly believes that the key challenge for our country is to achieve robust economic growth as an enabling factor for environmental, social and financial sustainability.
Given the country’s long-standing structural problems and the pressing need to combat climate change, the aim is to achieve growth that is not merely quantitative, but environmentally friendly and compatible with the pollution reduction targets set by the European Green Deal. And, in addition, growth that creates opportunities for professional, personal and cultural development of young people, achieves gender equality and reduces territorial imbalances.
The Government feels that the most pressing need is to continue supporting the economy with great determination, supporting workers and businesses that are most affected by social distancing measures and mobility restrictions. This is important not only for reasons of solidarity and social cohesion, but also to prevent a permanent loss of jobs and viable companies and the attendant fall in potential GDP.
In March, the Government finalised a Decree-Law containing a wide range of measures designed to support businesses and workers and the industries most affected by shutdowns using a € 32 billion deficit authorisation already requested by the previous administration.
The Government deems it necessary to ask Parliament to endorse together with this Stability Programme the authorisation to raise the deficit estimate for this year

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by an additional € 40 billion in order to finance a new decree to be issued by the end of April. With this additional intervention, the aid to businesses and households provided so far in 2021 would reach 4 percent of GDP, following the 6.5 percent provided last year. The Government hopes that this will be the last intervention of such magnitude, thanks to increasingly positive epidemic and economic trends in the coming months. However, the commitment to support the economy for as long as necessary, should the need arise, remains firm.
As regards the measures adopted, since the previous Decree-Law refinanced the Covid-19 Wage Supplementation Scheme and a series of other measures in favour of more vulnerable workers and households, the new decree will mainly target self-employed workers and businesses and will channel resources into strengthening the resilience of companies most affected by shutdowns, lack of credit and capital shortfalls. Priority will be given to speeding up interventions while safeguarding their fairness and effectiveness.
The second, fundamental component of the strategy for emerging from the crisis and returning to growth will be based on a major boost to public investment. In addition to NGEU resources, the RRP will be able to tap a national fund that will bring the total resources of the Plan to € 222 billion over the 2021-2026 period, of which, some € 169 billion will be additive. These resources will be compounded by € 15 billion coming from the other components of NGEU, such as REACT-EU.
This recovery plan thus represents a positive shock of public investment, incentives for private investment, research and development, digitisation and innovation, of unprecedented proportions.
In order for this great plan to be implemented, it will be necessary to simplify the regulations on public works and equip the Administrations involved with the necessary planning and management resources. In addition, it will be necessary to proceed rapidly with the structural reforms envisaged by the RRP, which concern in particular the Public Administration, the justice system, competition and taxation. The tax reform plan will be drafted in the second half of 2021 and address all aspects of taxation, starting from the personal income tax. It will be linked to European and global initiatives in areas such as environmental taxes and the taxation of multinationals. Tax collection mechanisms will also be enhanced.
Reforms play a central role in the RRP, which is why a specific section of the document is devoted to them. For this reason, and by virtue of EU Regulation 2021/241 establishing the Recovery and Resilience Facility, the Government believes that, in this context, the RRP can integrate the National Reform Programme envisaged by the regulations of the European Semester and by national fiscal rules. This Programme will therefore not be presented separately, whereas the RRP will be finalised in the next few days and presented to the European Commission by the established deadlines.
The macroeconomic forecasts contained in this document only partially reflect the ambition of the revitalisation policy that the Government intends to pursue, also because of the prudential nature that such forecasts must have according to fiscal rules. However, it should be noted that, in the policy scenario, GDP would already approach its 2019 level next year. Indeed, after the 8.9 percent drop recorded in 2020, GDP would recover by 4.5 percent this year and 4.8 percent in

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FOREWORD

2022, and then grow by 2.6 percent in 2023 and 1.8 percent in 2024. Such growth rates have never been experienced in the last decade.
Within the framework of the country's revival, the soundness of the public finances should not be forgotten. Including the relief package that is currently in the works, the general government deficit this year will reach 11.8 percent of GDP. This level is very high, but it is mainly due to temporary measures, in addition to a still-low GDP level. The deficit-to-GDP ratio will decline in coming years as the economy recovers.
Yet, relying on the growth factor alone in order to balance the budget would be ill-advised. The public finance policy scenario presented here envisages a gradual decline in the general government deficit, which would already approach the 3 percent threshold in 2024.
Although the Government shares the view that European fiscal rules should be revised in order to promote economic growth and public investment spending, the lowering of the debt-to-GDP ratio will remain the focal point of the Government's budgetary policy. The debt ratio is projected to rise to almost 160 percent by the end of 2021, before falling by 7 percentage points by 2024.
The pandemic crisis has shaken a global landscape already characterised by severe environmental risks and geopolitical changes. Italy has been severely affected by it but has, on the whole, withstood the blow from an economic and social point of view.
While the support provided by the European Central Bank’s monetary policy throughout the pandemic crisis has been significant, the public finances have been a crucial shock absorber. In the coming weeks, a major investment plan will be launched. If properly implemented, it will strengthen Italy's economy and public finances via robust and sustainable growth.

Daniele Franco
Minister of Economy and Finance

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INDEX
I.	RECENT TRENDS IN THE ECONOMY AND THE PUBLIC FINANCES

II.	BASELINE MACROECONOMIC AND BUDGET FORECAST
II.1	Macroeconomic scenario under existing legislation
II.2	Budgetary outlook under existing legislation

III.	UPDATED POLICY SCENARIO
III.1	Support and recovery decree
III.2	Recovery and Resilience Plan
III.3	Convergence toward the Medium-Term Objective
III.4	Macroeconomic forecast – policy scenario
III.5	Budget balance and debt-to-GDP ratio

IV.	ANNEX

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LIST OF TABLES
Table II.1	Synthetic macroeconomic framework under unchanged legislation
Table III.1	Macroeconomic framework based on the policy scenario
Table III.2	Public finance indicators
Table IV.1	Macroeconomic forecast
Table IV.2	Price developments
Table IV.3	Labour market developments
Table IV.4	Sectorial balances
Table IV.5	General government budgetary prospects
Table IV.6	Scenario under unchanged policies
Table IV.7	Expenditure to be excluded from the expenditure rule
Table IV.8	Public debt determinants
Table IV.9	Cyclically adjusted public finance
Table IV.10	Differences compared to the previous Stability Programme
Table IV.11	Public expenditure forecasts for pensions, healthcare, Long-term care and education
Table IV.12	Public guarantees in 2019 and 2020 (in millions)
Table IV.13	Public guarantees in 2020 (as percentage of GDP)
Table IV.14	Basic assumptions
Table IV.15	Impact of Recovery and Resilience Facility on general government budgetary prospects – GRANTS
Table IV.16	Impact of Recovery and Resilience Facility on general government budgetary prospects - LOANS

FIGURES
Figure I.1	Gross domestic product and industrial production
Figure I.2	Recorded cases of Coronavirus infections in Italy
Figure I.3	Confidence climate of Italian businesses
Figure I.4	Restriction and mobility indexes
Figure II.1	Covid-19 vaccination trends in Italy
Figure III.1	Deficit and public debt as r ratio to GDP – policy scenario

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I.	RECENT TRENDS IN THE ECONOMY AND THE PUBLIC FINANCES
Developments in the Italian and international economy continue to be affected by the Covid-19 epidemic and the resulting healthcare measures and shutdowns. After an unprecedented drop in the first half of last year, real GDP recovered sharply in the summer quarter, only to fall again in the final quarter of 2020. Indeed, as of the second half of October, it became necessary to reintroduce restrictive measures that, though geographically differentiated according to the course of the epidemic, had a strong impact on household consumption and, to a lesser extent, business investments. On the supply side, many service sectors and industries such as textile, clothing and footwear and motor vehicle manufacturing were affected.
According to official ISTAT estimates, 2020 ended with an 8.9 percent drop in real GDP and a 7.8 percent drop in nominal GDP, in line with what had been forecast in the Draft Budgetary Plan 2021 (DBP) and what was projected a year ago in the Stability Program 20201.

FIGURE I.1: GROSS DOMESTIC PRODUCT AND INDUSTRIAL PRODUCTION

Source: ISTAT.

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1 The Stability Program projected a -8.0 percent drop in real GDP and a -7.1 percent fall in nominal GDP in 2020. In the DBP, the fall in real GDP was revised to -9.0 percent and the nominal one to -8.0 percent.

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In contrast, the evolution of the Covid-19 epidemic was significantly worse than what had been foreseen not only in the Stability Program 2020, but also in the DBP. In the face of three epidemic waves, the second of which was particularly severe, the economy’s performance was therefore better than expected.
The learning process on the part of economic agents is not the only explanation for said performance, as two additional factors lie behind it: firstly, healthcare measures have gradually become more targeted and geographically articulated, thereby enabling the manufacturing and construction industries to remain open after the initial lockdown in March-April. Secondly, numerous economic policy interventions were implemented, amounting to a total of € 108 billion (6.5 percent of GDP) in 2020. Further measures to support the economy included a moratorium on outstanding bank loans and mortgages and State guarantees on new loans, which enabled credit to the economy to grow in 2020 despite the crisis.

FIGURE I.2: RECORDED CASES OF CORONAVIRUS INFECTIONS IN ITALY

Source: Refinitiv.

Public finances thus acted as a shock absorber against the crisis; as a matter of fact, general government net borrowing went up to 9.5 percent from 1.6 percent of GDP in 2019 - the best result since 2007. Although the final figure is much better than expected, it is an unprecedented setback as far as recent history is concerned. Again, as a result of the collapse in GDP, the public debt stock to GDP ratio soared to 155.8 percent, as compared to 134.6 percent in 2019.
At an international level, robust measures to support households and businesses were implemented in all of Italy’s main trading partners. These measures, together with selective and time-dependent reopening, enabled Italian merchandise exports to rapidly recover, after a real slump in March-April last year, and rise above the levels of the previous year as early as the last two months of 2020. Together with falling import volumes and lower energy prices, the export recovery has pushed Italy’s trade surplus to € 66.7 billion and its current account surplus to € 59.9 billion,

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or 3.6 percent of GDP. Within the current account, the main item going against the grain was 'travel', due to the fall in the number of foreign tourists coming to Italy, which was only partially offset by lower spending abroad by Italians. It should be noted that the succession of surpluses in foreign trade in recent years led Italy to achieve a slightly positive net international investment position at the end of the third quarter of 2020, amounting to € 3 billion (as opposed to a negative balance of € 78.8 billion a year earlier).
Given these trends, business confidence has generally recovered from last spring's slump. The ISTAT survey, as well as the Markit PMI survey, continues to show a relatively more positive trend in the manufacturing and construction sectors, while the situation in the services and retail sectors remains more problematic.
With regard to the other main macroeconomic variables, 2020 was marked by a sharp drop in labour input, i.e., -11.0 percent per hours worked and -10.3 percent in terms of Full-Time Equivalents (FTEs). According to a new series recently published by ISTAT, employment as measured by the workforce survey, fell by a much lower 2.8 percent, which reflects the unemployment risk containment effect ensured by the introduction of the so-called Extended Supplementary Income Scheme (Cassa integrazione in deroga). The unemployment rate even decreased in 2020, falling to 9.3 percent from 10.0 percent in 2019, also due to a decrease in the labour market participation rate.
The Harmonised Index of Consumer Prices (HICP) average inflation rate in 2020 was -0.1 percent, as compared +0.6 percent in 2019, due to lower fuel prices. Indeed, while food and beverage inflation reached 1.6 percent, as opposed to 1.0 percent in 2019, inflation excluding food and energy remained unchanged at 0.5 percent.

FIGURE I.3: CONFIDENCE CLIMATE OF ITALIAN BUSINESSES

130
110
90
70
50
30
10
Jun-18
Sep-18
Dec-18
Mar-19
Jun-19
Sep-19
Dec-19
Mar-20
Jun-20
Sep-20
Dec-20
Mar-21
Composite index
Manufacturing
Services
Retail sales

ISTAT and MEF estimates for April 2020, when the survey was not published.

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Moving on to more recent trends, GDP is estimated to have continued to contract in the first quarter of 2021, albeit to a lesser extent than the decline in the fourth quarter of last year. In light of the increase in industrial output in the first two months of the year, the value added of industry - in the strict sense - is likely to have increased in the first quarter, as is the output of construction. Conversely, output in services, which is more correlated with restrictiveness and mobility indexes (which deteriorated compared to the fourth quarter average), is likely to have further declined - in line with a continued low level of business confidence in the sector.

FIGURE I.4: RESTRICTION AND MOBILITY INDEXES

Source: Oxford University and Google.

On the demand side, consumption remained weak, as evidenced, by way of example, by the decline in seasonally adjusted retail sales in the first two months compared to the average of the fourth quarter of 2020, as well as by other high-frequency indicators. Investment and export performance was probably more positive, but overall GDP performance in the first three months of the year was undoubtedly affected by the high degree of restrictiveness of the measures aimed at fighting the Covid-19 epidemic.
In the first quarter, the consumer inflation rate averaged 0.7 percent of the harmonised index, up from -0.4 percent in the fourth quarter. The rebound in inflation was partly due to base effects caused also by measurement difficulties experienced in March last year. However, upward pressures emerged at the output price level, not only because of the recovery in energy prices, but also because of component and material shortages that emerged within global value chains.

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II.	BASELINE MACROECONOMIC AND BUDGET SCENARIO
II.1 MACROECONOMIC SCENARIO UNDER EXISTING LEGISLATION
The macroeconomic forecast under unchanged legislation incorporates the version of the Recovery and Resilience Plan (RRP) presented in the DBP and slightly revised for the 2021-2023 period by the 2021 Budget, as well as the recent ‘Sostegni’ Decree-Law2.
Notwithstanding this fiscal stimulus, the annual GDP growth forecast for 2021 is now 4.1 percent, as compared to the 6.0 percent projected in the DBP. The main reason for the downward revision of the growth forecast for 2021 is the evolution of the Covid-19 epidemic, which has turned out to be more severe than expected and is roughly in line with the worst-case scenario described in the DBP, hence the already described GDP decline in the final quarter of 2020 and a worse-than-expected trend also in the first quarter of this year.
The quarterly forecast underlying the above annual estimate assumes a positive trend in GDP in the second quarter, thanks to a gradual reopening of businesses in Italian regions and the recovery of the international economy. The pace of economic growth is expected to pick up in the third quarter, before a physiological slowdown in the fourth quarter.

FIGURE II.1: COVID-19 VACCINATION TRENDS IN ITALY

Source: Covid-19 Opendata Vaccini.

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2 Decree-Law No. 41 of 22 March 2021.

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The vaccination campaign organised by the Government aims at immunising 80 percent of the Italian population by the end of September3. In the first quarter, the implementation of the vaccination plan faced delays in dose deliveries and temporary suspensions regarding the authorisation to use one of the vaccines. However, even assuming that the gap between the doses delivered and the projection of available doses remains the same in the coming quarters, the 80 percent target would still be reached in October. There have also been positive developments in monoclonal antibody therapies, which are expected to become increasingly available in the coming months and will enable not only the treatment of patients showing the first symptoms of infection, but also the pre-emptive protection of fragile unvaccinated people who have been exposed to infection.
Based on these considerations, the scenario under unchanged legislation builds on the expectation that the measures to combat the Covid-19 epidemic will have a moderate and diminishing impact on economic activities after next summer. Tourist inflows would recover in 2022, returning to pre-crisis levels in 2023. Thanks also to the substantial stimulus measures recently introduced with the ‘Sostegni’ Decree-Law, as well as the boost to public and private investments provided by the RRP (in the version of the 2021 Budget), GDP, following the abovementioned recovery of this year, would grow by 4.3 percent in 2022, 2.5 percent in 2023 and 2.0 percent in 2024.
The rebound in employment would roughly follow that of GDP in terms of hours worked and Full-Time Equivalents (FTEs), whereas the average number of employed persons recorded in the workforce survey would fall this year and recover from 2022 onwards. The unemployment rate would rise to 9.9 percent in 2021 and then fall to 8.2 percent in 2024.

TABLE II.1: SYNTHETIC MACROECONOMIC FRAMEWORK UNDER UNCHANGED LEGISLATION (1) (percentage changes, unless otherwise indicated)
	2020	2021	2022	2023	2024
GDP	-8.9	4.1	4.3	2.5	2.0
GDP deflator	1.2	1.1	1.2	1.3	1.2
Consumption deflator	-0.2	1.0	1.2	1.3	1.2
Nominal GDP	-7.8	5.2	5.6	3.8	3.2
Employment (FTEs) (2)	-10.3	3.5	3.9	2.2	1.7
Employment (LF) (3)	-2.8	-1.2	2.9	2.1	1.6
Unemployment rate (%)	9.3	9.9	9.5	8.8	8.2
Current account balance (% of GDP)	3.6	2.6	2.8	2.8	2.8
(1) Any inaccuracies are due to rounding.
(2) Employment expressed in terms of Full-Time Equivalents (FTEs).
(3) Number of persons employed according to the Labour Force Survey (LFS).

The assumptions on which the scenario under unchanged legislation is based are obviously subject to considerable downside risks, given the uncertainty that persists regarding the future course of the pandemic. In an adverse scenario based on the hypothesis of limited effectiveness of Covid-19 vaccines against virus variants, even assuming that the problem is solved in the medium term, this year's GDP recovery would be reduced to 2.7 percent and growth in 2022 would edge down
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3 Italian Government, Presidency of the Italian Council of Ministers, Vaccination Plan of the Extraordinary Commissioner, http://www.governo.it/it/dipartimenti/cscovid19-pianovaccini/16417.

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to 2.6 percent. On the other hand, there are also upside risks, as the rebound in GDP could be more pronounced than expected if the pre-emptive measures were almost fully removed in the second half of this year and this were accompanied by an upturn in households' propensity to consume.

The baseline macroeconomic forecast under existing legislation was endorsed by the Parliamentary Budget Office with a note dated 31 March 2021.
II.2 BUDGETARY OUTLOOK UNDER EXISTING LEGISLATION
Net borrowing of the general government as a ratio of GDP stood at 9.5 percent in 2020, with a decline of almost 8 percentage points compared to 2019, as a result of both the exceptional drop in GDP and the discretionary measures adopted to mitigate the economic and social impact of the pandemic crisis. In absolute terms, net borrowing of the general government amounted to € 156.9 billion, i.e. a level that is € 129 billion higher than in 2019.
Last year’s deficit was nevertheless significantly better than the 10.4 percent estimate in the Stability Programme 2020 and the 10.5-10.8 percent of GDP projection of subsequent official documents, even though substantial economic support measures were implemented in the meantime. Indeed, growth in current public expenditure was much lower than expected, outweighing higher capital expenditure. In addition, general government current receipts significantly exceeded forecasts.
These results bode well for the underlying trend of public finances in 2021 and the coming years. However, this year's net borrowing under unchanged legislation will remain at the same level as in 2020 (9.5 percent of GDP), thereby exceeding by approximately 2.5 percentage points the 7.0 percent objective set in the DBP, which was then updated to 8.8 percent on the occasion of the last fiscal slippage of 15 January. This upward revision reflects the impact of the ‘Sostegni’ Decree-Law (amounting to 1.8 percent of GDP), the worsening of the macroeconomic framework, and the anticipation to 2020 of taxes and contributions suspended and deferred due to the health emergency. Thanks to the recovery of the economy, the deficit-to-GDP ratio will decline sharply to 5.4 percent in 2022, 3.7 percent in 2023 and 3.4 percent in 2024.
The primary balance under the unchanged legislation scenario will further slightly deteriorate in 2021 - from -6.0 percent to -6.2 percent of GDP -, but will also go back to improve as of 2022, reaching a primary deficit of 0.8 percent of GDP in 2023. Interest expenditure will increase very slightly in nominal terms in 2021, followed by gradual reductions, thanks to which the ratio of interest expenditure to GDP will drop from 3.3 percent this year to 2.6 percent of GDP at the end of the forecast period.
In view of these trends and of other factors affecting the borrowing requirement of the general government, the public debt-to-GDP ratio is expected to increase from 155.8 percent in 2020, to 157.8 percent this year, and then to gradually fall to 150.9 percent in 2024 - still well above the 134.6 percent level that was recorded in 2019.

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III. UPDATED POLICY SCENARIO
The updated policy scenario is based on three main areas of intervention:
•	A new package of support and recovery measures, soon to be approved and immediately implemented;
•	The final version of the RRP, which expands the overall resources envisaged in the DBP and in the 2021 Budget;
•	Changes to the general government net borrowing reduction path, which reflect the longer duration of the pandemic crisis compared to the DBP assumptions.
III.1 SUPPORT AND RECOVERY DECREE
Together with this document, the Government is submitting a Report to Parliament whereby it requests the raising of the objectives for net borrowing and net budget balance to be financed for this year and the modification of the reduction path towards the Medium-Term Objective (MTO) for the coming years. Upon obtaining this authorisation, the Government will approve a Decree-Law containing new measures to support and relaunch the economy.
The re-emergence of Covid-19 infections in March called for further restrictions on the movement of people and the shutdown of businesses, especially around the Easter period. Although the course of infections slowed down in early April and many businesses were able to reopen in most regions, the containment of the epidemic in the coming months may require considering certain restrictions on businesses that pose a greater risk of infection. This will have direct and indirect effects, the impact of which must be mitigated in order to limit the consequences on people's well-being, social dynamics and the survival of the most affected businesses.
The Government also deems it necessary for the strong stimulus to economic recovery provided by the RRP to be complemented by additional interventions strengthening the economy’s resilience in the recovery phase. The experience of the third quarter of 2020 shows that the rebound in GDP can become very strong as soon as healthcare restrictions are at least partially removed. However, the second and third waves of the epidemic and the related containment phases have been more intense and sustained than envisaged at the time of the DBP, implying a higher risk of permanent damage to the production sector.
Consequently, once the initial rebound has worn off, economic performance could lose momentum and struggle to regain pre-crisis output levels. To limit this risk as much as possible, additional support to businesses in terms of access to liquidity and capitalisation is needed; on the employment front, it will be necessary

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to ensure that the labour market operates more efficiently and to support the redeployment of workers.
The manoeuvre envisaged thanks to the new slippage will amount to approximately € 40 billion in terms of its impact on the general government net borrowing in 2021; the impact on the deficit in subsequent years, net of interest expenditure, will vary between € 4 billion and € 6.5 billion per year, which will be mainly aimed at financing public investments with additional resources to those provided for in the RRP.
Support to self-employed and businesses impacted by the Covid-19 crisis will account for more than half of the planned budget commitments for 2021. In addition to relief, measures will be taken to help businesses cover part of their fixed costs, either through tax relief or by covering the fixed share of utility bills and part of rents through tax credits.
To support the provision of credit to Small and Medium-sized Enterprises (SMEs), the expiry of the State guarantee scheme for loans will be extended from 30 June to the end of the year. The moratorium on SME loans will also be extended.
Tax deferrals and exemptions already implemented by previous measures in 2020 will also be reintroduced. The limit on tax offsets will also be raised. The Decree-Law will extend allowances for seasonal workers and introduce new measures in favour of young people, such as tax relief on new mortgages for the purchase of a first home. Additional resources will be allocated to local and regional bodies for them to continue their policies in support of the most vulnerable, sustain local transport and maintain tax relief measures such as the suspension of tourist tax.
Finally, as mentioned above, the Decree-Law will increase the resources for the RRP not covered by RRF loans and grants with the creation of a Complementary Investment Fund for the RRP. In addition, the sums of the Development and Cohesion Fund (DCF) transferred to the RRP programmes will be covered.
III.2 RECOVERY AND RESILIENCE PLAN
The final version of the RRP will be based on a higher amount of resources than those envisaged in the 2021 Budget. The RRP in the narrow definition, i.e., the plan submitted to the European Commission, will rely on € 191.5 billion in grants and loans from the RRF, only slightly less than the € 193 billion that were projected back in October. While the estimate of RRF grants available to Italy has risen from € 65.4 billion (at 2018 values) to € 68.9 billion (at 2019 values), the projected ceiling to RRF loans has declined from € 127.6 billion to € 122.6 billion.
On the other hand, on the basis of the draft RRP approved by the Italian Council of Ministers on 12 January and the resolutions recently approved by the Parliament, the new Government has decided to combine RRF resources with additional funding through two national channels: use of the DCF and resources from a new Supplementary Fund.
As a result of all this, the resources for the RRP in the strict sense of the term have increased from the €193 billion envisaged in the DBP to approximately € 222 billion. Considering all the instruments of NGEU (RRF, REACT-EU, etc.), plus national resources, the figure rises from the € 205 billion of the DBP (updated to € 208 billion by the Budget) to approximately € 237 billion.

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A share of € 69.1 billion out of the RRF loans will be allocated to investment projects and other planned spending on the environment, research, training, social inclusion and health. The remaining funds, i.e., € 53.5 billion, will be allocated to entirely new initiatives, in the same way as grants. Therefore, RRF resources for new initiatives amount to € 122.4 billion and the total resources of the enlarged RRP amount to € 153.9 billion, which is quite an impressive figure considering that they will be made available over a period of six years.
III.3 CONVERGENCE TOWARD THE MEDIUM-TERM OBJECTIVE
The persistence of the pandemic crisis renders it likely for the European Commission to recommend the extension of the general escape clause, i.e., the suspension of the Stability and Growth Pact, to 2022 as well. As already illustrated, the general government net borrowing in the scenario under unchanged legislation follows a downward path leading to a deficit of approximately 3.4 percent in 2024. The Government deems it appropriate for the fiscal policy stance to remain expansionary by means of a strong impulse to investments in the next two years, before embarking on a gradual path of fiscal consolidation from 2024 onwards - provided that the epidemic and international context assumptions of the baseline scenario remain valid.
The path envisaged in the DBP was aimed at gradually reducing net borrowing to 3.0 percent of GDP in 2023 and at achieving a nominal balance of -0.5 percent of GDP by 2026. In light of the second and third waves of the Covid-19 epidemic and the consequent need to support the economy, as well as the recommendation by the Parliament to strengthen the RRP, the new Government deems it appropriate to postpone the 3.0 percent deficit objective to 2025 in order to support a major effort to invest and regenerate the country. The subsequent path towards the MTO will be calibrated in such a way as to bring the ratio of gross public debt to GDP back towards the pre-crisis level (134.6 percent) by the end of the decade.
Against the balances projected in the public finance framework under unchanged legislation, the aim is to achieve a deficit of 3.4 percent of GDP in 2024. This will require expenditure savings and revenue increases that will be detailed in the 2022 Budget provided that the prospect of exiting the pandemic is reinforced in the autumn. Deficit reduction can be achieved on the expenditure side through a rationalisation of current expenditure and, on the revenue side, first and foremost through revenues from the fight against tax evasion. On the tax side, the new EU directives on climate-changing gas emissions and environmental taxes, as well as the OECD-coordinated multilateral initiative on the taxation of multinationals’ profits, will be crucial.

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III.4 MACROECONOMIC FORECAST – POLICY SCENARIO
The support measures contained in the Decree-Law soon to be approved will have a positive impact on GDP that, on the basis of simulations carried out with the ITEM econometric model used by the MEF, is estimated at 0.6 percentage points of additional growth. Given the timing of the intervention, it was considered appropriate to spread the effects on quarterly GDP over a period of time that includes the first half of 2022.
The increase in resources and investments financed by the RRP in its broadest definition, also thanks to the Decree-Law, has an expansive impact with respect to the scenario under unchanged legislation over the entire forecast period. On the other hand, the fiscal consolidation measures envisaged to bring the deficit down to 3.4 percent in 2024 would reduce the expansionary impact of the fiscal package in the final year of the forecast period.
Based on these considerations, in the policy scenario, the GDP growth rate is 4.5 percent this year and then increases to 4.8 percent in 2022, which would bring annual GDP close to the 2019 level. Said level would then be largely surpassed in 2023, thanks to a growth rate of 2.6 percent. In 2024, the growth rate would fall to 1.8 percent, which would be slightly lower than the increase recorded by GDP in the scenario under unchanged legislation, due both to the higher level that would be reached by GDP in the previous year and to the moderate consolidation of public finance.

TABLE III.1: MACROECONOMIC FORECAST - POLICY SCENARIO (1) (percentage changes, unless otherwise indicated)
	2020	2021	2022	2023	2024
GDP	-8.9	4.5	4.8	2.6	1.8
GDP deflator	1.2	1.1	1.3	1.4	1.4
Consumption deflator	-0.2	1.0	1.3	1.4	1.4
Nominal GDP	-7.8	5.6	6.2	4.0	3.2
Employment (FTEs) (2)	-10.3	4.9	4.7	2.3	1.6
Employment (LF) (3)	-2.8	-1.0	3.2	2.1	1.6
Unemployment rate (%)	9.3	9.6	9.2	8.5	8.0
Current account balance (% of GDP)	3.6	2.6	2.7	2.7	2.7
(1) Any inaccuracies are due to rounding.
(2) Employment expressed in terms of Full-Time Equivalents (FTEs).
(3) Number of persons employed according to the Labour Force Survey (LFS).

Overall, the stimulus measures contained in the upcoming Decree-Law and the strengthening of the RRP, albeit in the context of a conservative assessment, will put GDP on a higher path throughout the forecast period. It should also be noted that the growth effects of the reforms envisaged in the RRP, which are expected to have a significant stimulating effect on GDP growth, have not been taken into account in these assessments.

The macroeconomic forecast based on the policy scenario was endorsed by the Parliamentary Budget Office with a note dated 21 April 2021.

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III.5 BUDGET BALANCE AND DEBT-TO-GDP RATIO
Given the magnitude of the Decree-Law currently being drafted, the policy scenario implies a significantly higher deficit than the unchanged legislation scenario in the current year, in which it would reach 11.8 percent of GDP. The policy deficit is also slightly higher than the unchanged legislation one in 2022 and 2023, converging to this latter in 2024 through the abovementioned consolidation measures.
As regards the ratio of general government debt to GDP, this year would see a further increase in the policy scenario of 4 percentage points, up to 159.8 percent. A gradual reduction process will start from next year, with a reduction of 3.5 percentage points in 2022 and 3.6 percentage points overall in the following two years.
In the medium term, the low implicit cost of debt financing, which is estimated to be around 2.2 percent this year, should fall further, making it possible to reduce the debt-to-GDP ratio by at least 4 percentage points per year, provided that the nominal trend growth of the Italian economy returns to at least the level of the first decade of this century and the primary structural balance nears 3 percent of GDP.
These considerations support the argument that public debt remains fully sustainable. However, at a time when the country is aiming for a strong recovery based on investments in environmental and digital transition as well as in education and inclusion, it is important to acknowledge that, in due course, the fruits of higher growth will have to contribute to strengthening public finance. Indeed, the country’s ability to respond to unexpected crises such as the one caused by Covid-19 and the costs associated with an ageing population will depend on its soundness.

FIGURE III.1: DEFICIT AND PUBLIC DEBT AS RATIO TO GDP – POLICY SCENARIO ( percent of GDP)

Deficit/GDP
Debt/GDP (RHS)
14
12
10
8
6
4
2
0
170
160
150
140
130
120
110
100
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024

Source: ISTAT and MEF computations.

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TABLE III.2: PUBLIC FINANCE INDICATORS (percent of GDP) (1)
	2019	2020	2021	2022	2023	2024
POLICY SCENARIO
Net borrowing	-1.6	-9.5	-11.8	-5.9	-4.3	-3.4
Primary balance	1.8	-6.0	-8.5	-3.0	-1.5	-0.8
Interest expenditure	3.4	3.5	3.3	3.0	2.8	2.6
Structural net borrowing (2)	-1.7	-4.7	-9.3	-5.4	-4.4	-3.8
Structural change	0.6	-3.0	-4.5	3.8	1.0	0.6
Public debt (gross of financial aids) (3)	134.6	155.8	159.8	156.3	155.0	152.7
Public debt (net of financial aids) (3)	131.3	152.3	156.5	153.2	152.0	149.9

TREND SCENARIO UNDER UNCHANGED LEGISLATION
Net borrowing	-1.6	-9.5	-9.5	-5.4	-3.7	-3.4
Primary balance	1.8	-6.0	-6.2	-2.5	-0.8	-0.8
Interest expenditure	3.4	3.5	3.3	3.0	2.8	2.6
Structural net borrowing (2)	-1.9	-4.9	-7.2	-5.0	-3.8	-3.9
Structural change	0.5	-3.1	-2.2	2.2	1.1	-0.1
Public debt (gross of financial aids) (3)	134.6	155.8	157.8	154.7	153.1	150.9
Public debt (net of financial aids) (3)	131.3	152.3	154.5	151.6	150.2	148.1

MEMO: 2021 DBP (POLICY SCENARIO)
Net borrowing	-1.6	-10.5	-7.0	-4.7	-3.0	…
Primary balance	1.8	-7.0	-3.7	-1.6	0.1	…
Interest expenditure	3.4	3.5	3.3	3.1	3.1	…

MEMO: 2020 UPDATE OF STABILITY PROGRAMME (POLICY SCENARIO)
Net borrowing	-1.6	-10.8	-7.0	-4.7	-3.0	..
Primary balance	1.8	-7.3	-3.7	-1.6	0.1	..
Interest expenditure	3.4	3.5	3.3	3.1	3.1	..
Structural net borrowing (2)	-1.9	-6.4	-5.7	-4.7	-3.5	..
Structural change	0.4	-4.5	0.7	0.9	1.2	..
Public debt (gross of financial aids) (4)	134.6	158.0	155.6	153.4	151.5	..
Public debt (net of financial aids) (4)	131.4	154.5	152.3	150.3	148.6	..
Nominal GDP under unchanged legislation (absolute values x 1,000)	1790.9	1651.6	1738.1	1835.8	1904.6	1965.3
Nominal GDP under policy scenario (absolute values x 1,000)	1790.9	1651.6	1743.8	1851.6	1925.2	1987.4
(1) Any inaccuracies are due to rounding.
(2) Net of one-offs and the cyclical component.
(3) Gross or net of Italy’s share of loans to EMU Member States, either bilaterally or through the EFSF, and of the contribution to the capital of the ESM. At the end of 2020, the amount of these shares was approximately € 57.7 billion, of which € 43.4 billion for bilateral loans and through the EFSF and € 14.3 billion for the ESM programme (see Bank of Italy, ‘Statistical Bulletin of Public Finances, Borrowing Requirement and Debt, April 2021’). The MEF’s liquidity stock is assumed to be substantially stable; in addition, the estimates take into account the repurchase of SACE, the use of earmarked assets, and the EIB and SURE guarantees. The interest rate scenario used for the estimates is based on the implicit forecasts derived from the forward rates on Italian government bonds for the period in which this document was compiled.
4) Gross of Italy’s share of loans to EMU Member States, either bilaterally or through the EFSF, and of the contribution to the capital of the ESM. The MEF’s liquidity stock is assumed to decrease by 0.2 percent of GDP in 2020 and 0.1 percent of GDP in 2021; moreover, the estimates take into account the repurchase of SACE, the use of earmarked assets, and the EIB and SURE guarantees.

22	MINISTRY OF ECONOMY AND FINANCE

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IV. ANNEX
TABLE IV.1: MACROECONOMIC FORECAST
	2020	2020	2021	2022	2023	2024
	Level (1)	% var.	% var.	% var.	% var.	% var.
Real GDP	1,572,641	-8.9	4.5	4.8	2.6	1.8
Nominal GDP	1,651,595	-7.8	5.6	6.2	4.0	3.2
COMPONENTS OF REAL GDP
Private consumption expenditure (2)	934,623	-10.7	4.1	5.2	2.5	1.9
Government consumption expenditure (3)	320,985	1.6	2.6	0.2	-0.1	-0.3
Gross fixed capital formation	285,282	-9.1	8.7	9.0	4.7	3.4
Changes in inventories (% of GDP)		-0.3	0.1	0.1	0.0	0.0
Exports of goods and services	472,958	-13.8	8.2	5.7	4.0	3.4
Imports of goods and services	437,752	-12.6	9.4	6.6	3.8	3.3
CONTRIBUTION TO REAL GDP GROWTH
Final domestic demand	-	-7.9	4.5	4.8	2.4	1.7
Changes in inventories	-	-0.3	0.1	0.1	0.0	0.0
External balance of goods and services	-	-0.7	-0.1	-0.1	0.1	0.1
(1) Millions.
(2) Final consumption spending of households and non-profit private social institutions serving households (I.S.P.).
(3) Public administrations.
Note: Discrepancies, if any, are due to rounding.

TABLE IV.2: PRICE DEVELOPMENTS
	2020	2020	2021	2022	2023	2024
	Level	% var.	% var.	% var.	% var.	% var.
GDP deflator	105.0	1.2	1.1	1.3	1.4	1.4
Private consumption deflator	102.4	-0.2	1.0	1.3	1.4	1.4
HICP	103.0	-0.1	1.0	1.3	1.4	1.4
Public consumption deflator	107.5	1.4	0.1	0.9	0.3	-0.6
Investment deflator	102.9	0.4	1.0	1.4	1.4	1.4
Export price deflator (goods and services)	103.0	-0.5	0.7	1.2	1.2	1.2
Import price deflator (goods and services)	97.4	-4.1	2.4	1.3	1.2	1.2

TABLE IV.3: LABOUR MARKET DEVELOPMENTS
	2020	2020	2021	2022	2023	2024
	Level (1)	% var.	% var.	% var.	% var.	% var.
Employment, persons	24,978	-2.1	0.3	2.0	1.7	1.4
Employment, hours worked	3,8932,866	-11.0	5.7	4.7	2.3	1.6
Unemployment rate (%)		9.3	9.6	9.2	8.5	8.0
Labour productivity, persons	62,960	-7.0	4.2	2.8	0.9	0.5
Labour productivity, hours worked	40,4	2.4	-1.2	0.1	0.3	0.3
Compensation of employees	670,496	-6.9	5.2	6.0	3.2	2.9
Compensation per employee	43,049	2.6	0.5	1.3	1.0	1.2
(1) Units of measurement: thousands of units for employed in national accounts and total hours worked; euro at constant values for labour productivity; millions of euro at current values for income from employment and euro for labour costs.

TABLE IV.4: SECTORIAL BALANCES
	2020	2021	2022	2023	2024
	% of GDP	% of GDP	% of GDP	% del PIL	% del PIL
Net lending/borrowing vis-a-vis the rest of the world	3.7	2.9	2.7	2.7	2.8
- Balance on goods and services	3.7	3.0	2.8	2.9	3.0
- Balance of primary incomes and transfers	0.1	-0.1	-0.1	-0.1	-0.1
- Capital account	-0.1	-0.1	-0.1	-0.1	-0.1
Net lending/borrowing of the private sector	14.2	14.7	8.7	7.0	6.2
Net lending/borrowing of general government	-10.5	-11.8	-5.9	-4.3	-3.4

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TABLE IV.5: GENERAL GOVERNMENT BUDGETARY PROSPECTS (1)
	2020		2021	2022	2023	2024
	Level (2)	% of GDP	% of GDP
Net lending (EDP B.9) by sub-sector
1. General government	-156,860	-9.5	-11.8	-5.9	-4.3	-3.4
Difference between policy scenario and unchanged legislation scenario (3)			2.3	0.5	0.6	0.0
2. Central government	-153.453	-9.3	-9.5	-5.6	-3.8	-3.6
3. State government
4. Local government	-2.748	-0.2	-0.2	-0.1	0.1	0,1
5. Social security funds	-659	0.0	0.0	0.1	0.1	0,1
General government
6. Total revenue	789,359	47.8	47.4	47.5	47.8	46.3
7. Total expenditure	946,219	57.3	56.9	52.9	51.4	49.7
8. Net lending/borrowing	-156,860	-9.5	-9.5	-5.4	-3.7	-3.4
9. Interest expenditure	57,309	3.5	3.3	3.0	2.8	2.6
10. Primary balance	-99,551	-6.0	-6.2	-2.5	-0.8	-0.8
11. One-off and other temporary measures (4)	915	0.1	0.2	0.2	0.1	0.0
Selected components of revenue
12. Total taxes	482,412	29.2	29.0	28.6	28.6	28.5
12a. Taxes on production and imports	228,890	13.9	14.3	14.3	14.3	14.2
12b Current taxes on income, wealth, etc	252,565	15.3	14.6	14.2	14.2	14.2
12c. Capital taxes	957	0.1	0.1	0.1	0.1	0.1
13. Social contributions	228,643	13.8	13.1	13.3	13.2	13.2
14. Property income	18,935	1.1	0.9	0.9	0.8	0.8
15. Other	59,369	3.6	4.4	4.7	5.2	3.9
15.a Other current revenues	56,308	3.4	3.6	3.6	3.4	3.3
15.b Other capital revenues	3,061	0.2	0.8	1.1	1.8	0.7
16. Total revenue	789,359	47.8	47.4	47.5	47.8	46.3
p.m.: Tax burden		43.1	42.1	41.9	41.8	41.6
p.m.: Tax burden net of € 100 measure		42.4	41.3	41.2	41.1	40.9
Selected components of expenditure
17. Compensation of employees + intermediate consumption	277,576	16.8	16.6	16.0	15.4	14.8
17a. Compensation of employees	173,356	10.5	10.2	10.2	9.8	9.3
17b. Intermediate consumption	104,220	6.3	6.4	5.8	5.7	5.5
18. Social payments	445,992	27.0	25.8	24.4	24.0	23.6
of which: Unemployment benefits	28,115	1.7	1.4	0.9	0.8	0.8
18a. Social transfers in kind supplied via market producers	46,580	2.8	2.7	2.5	2.5	2.4
18b. Social transfers other than in kind	399,412	24.2	23.2	21.9	21.5	21.2
19. Interest expenditure	57,309	3.5	3.3	3.0	2.8	2.6
20. Subsidies	31,944	1.9	2.1	1.7	1.6	1.6
21. Gross fixed capital formation	44,194	2.7	3.2	3.2	3.5	3.2
22. Capital transfers	44,387	2.7	2.9	1.8	1.4	1.2
23. Other	44,817	2.7	3.0	2.9	2.8	2.7
23a. Other current expenditure	43,124	2.6	2.9	2.9	2.7	2.7
23b. Other capital expenditure	1,693	0.1	0.0	0.0	0.0	0.0
24. Total expenditure	946,219	57.3	56.9	52.9	51.4	49.7
Current primary expenditure	798,636	48.4	47.5	44.9	43.8	42.7
Total primary expenditure	888,910	53.8	53.6	49.9	48.6	47.1
(1) Except for the first line, values in the table show estimates under unchanged legislation. Any discrepancies are due to rounding.
(2) Values in millions.
(3) The difference is the combined effect of the decree law announced by the Government, inclusive of new supportive measures for households and businesses and actions to revitalise the economy, and the future 2022 Budget Law.
(4) The positive sign indicates one-off measures to reduce the deficit.

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TABLE IV.6: SCENARIO UNDER UNCHANGED POLICIES (1)
	2020		2021	2022	2023	2024
	Level (2)	% of GDP	% of GDP
Total revenue at unchanged policies	789,359	47.8	47.4	47.5	47.8	46.4
Total expenditure at unchanged policies	946,219	57.3	56.9	53.1	51.8	50.2
Detailed items of expenditure
Current expenditure	855,945	51.8	50.8	48.0	46.8	45.6
Of which:
Compensation of employees	173,356	10.5	10.2	10.2	9.9	9.5
Intermediate consumption	150,800	9.1	9.1	8.3	8.2	7.9
Capital expenditure	90,274	5.5	6.1	5.1	5.0	4.6
Of which:
Gross fixed capital formation	44,194	2.7	3.2	3.2	3.5	3.3
Investment grants	17,583	1.1	1.6	1.5	1.3	1.1
(1) The table shows the impact of the refinancing of some measures that may be implemented in consideration of international commitments and legislative factors. (2) Values in millions.

TABLE IV.7: EXPENDITURE TO BE EXCLUDED FROM THE EXPENDITURE RULE
	2020		2021	2022	2023	2024
	Level (1)	% of GDP	% of GDP
Expenditure on EU programs fully matched by EU funds revenue (2)	1,306	0.1	1.0	1.3	1.8	0.6
Of which investment expenditure fully matched by EU funds revenue (3)	848	0.1	0.5	0.6	1.1	0.3
Cyclical unemployment benefit expenditure (4)	978	0.1	0.1	0.0	0.0	-0.1
Effect of discretionary revenue measures (5)	-4,756	-0.3	-0.5	0.3	-0.5	0.0
Revenues increased mandated by law	0	0.0	0.0	0.0	0.0	0.0
(1) Values in millions.
(2) The estimate for 2021 includes grants from the Next Generation EU for 0.8 percent of GDP, 1.1 percent for 2022, 1.7 percent for 2023 and 0.5 percent for 2024.
(3) The estimate for 2021 includes grants from the Next Generation EU for 0.4 percent of GDP, 0.5 percent for 2022, 1 percent for 2023 and 0.2 percent for 2024.
(4) The cyclical expenditure component for unemployment benefits was calculated using the methodology currently used by the European Commission, based on the unemployment gap.
(5) Discretionary contribution revenue is included.

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TABLE IV.8: PUBLIC DEBT DETERMINANTS (percentage of GDP) (1)
	2020	2021	2022	2023	2024
Gross debt (2)	155.8	159.8	156.3	155.0	152.7
Change in gross debt ratio	21.2	4.0	-3.5	-1.3	-2.3
Contributions to changes in gross debt:
Primary balance	6.0	8.5	3.0	1.5	0.8
Snow-ball effect	14.8	-4.9	-6.3	-3.2	-2.2
Of which: Interest expenditure	3.5	3.3	3.0	2.8	2.6
Stock-flow adjustment	0.4	0.5	-0.1	0.4	-0.9
of which: Differences between cash and accruals	0.0	-0.6	-0.6	0.0	-1.1
Net accumulation of financial assets (3)	0.5	1.3	0.5	0.4	0.2
of which Privatisation proceeds	0.0	0.0	0.0	0.0	0.0
Valuation effects	-0.7	-0.2	0.0	0.0	0.0
Others (4)	0.6	0.0	0.0	0.0	0.0
p.m.: Implicit interest rate on debt	2.4%	2.2%	2.0%	1.9%	1.8%
(1) Discrepancies, if any, are due to rounding.
(2) Gross or net of Italy's share of loans to EMU Member States, either bilaterally or through the EFSF, and of the contribution to the capital of the ESM. At the end of 2020, the amount of these shares was approximately € 57.7 billion, of which € 43.4 billion for bilateral loans and through the EFSF and € 14.3 billion for the ESM Program (see Bank of Italy, 'Statistical Bulletin of Public Finances, Borrowing Requirement and Debt, April 2021'). The MEF's liquidity stock is assumed to be substantially stable; in addition, the estimates take into account the repurchase of SACE, the use of earmarked assets, and the EIB and SURE guarantees. The interest rate scenario used for the estimates is based on the implicit forecasts derived from the forward rates on Italian government bonds for the period in which this document was compiled.
(3) Includes the effects of contributions for GLF and the ESM Program.
(4) The item 'Other', residual compared to the preceding items, includes: changes in MEF liquidity; statistical discrepancies; Eurostat reclassifications; contributions in support of the Euro Area envisaged by the EFSF Program.

TABLE IV.9: CYCLICALLY ADJUSTED PUBLIC FINANCES (as percentage of GDP)
	2018	2019	2020	2021	2022	2023	2024
1. Real GDP growth	0.9	0.3	-8.9	4.5	4.8	2.6	1.8
2. Net Lending of general government	-2.2	-1.6	-9.5	-11.8	-5.9	-4.3	-3.4
3. Interest expenditure	3.6	3.4	3.5	3.3	3.0	2.8	2.6
4. One-off and other temporary measures (2)	0.1	0.1	0.1	0.2	0.2	0.1	0.0
Of which one-offs on the revenue side: general government	0.2	0.1	0.2	0.2	0.1	0.1	0.0
Of which one-offs on the expenditure side: general government	0.0	-0.1	-0.1	0.0	0.0	0.0	0.0
5. Potential GDP growth (%)	0.0	0.1	0.1	0.1	0.9	1.2	1.3
Contributions:
Labour	-0.2	-0.3	-0.2	-0.3	0.3	0.5	0.6
Capital	0.0	0.0	-0.2	-0.1	0.1	0.2	0.3
Total Factor Productivity	0.3	0.4	0.4	0.5	0.5	0.5	0.5
6. Output gap	-0.1	0.1	-8.8	-4.9	-1.2	0.1	0.6
7. Cyclical budgetary component	0.0	0.1	-4.8	-2.7	-0.6	0.1	0.3
8. Cyclically-adjusted balance	-2.2	-1.7	-4.7	-9.1	-5.3	-4.3	-3.7
9. Cyclically-adjusted primary balance	1.5	1.7	-1.2	-5.8	-2.3	-1.5	-1.1
10. Structural balance (3)	-2.3	-1.7	-4.7	-9.3	-5.4	-4.4	-3.8
11. Structural primary surplus (3)	1.3	1.6	-1.3	-6.0	-2.5	-1.6	-1.1
12. Change in structural budget balance	-0.4	0.6	-3.0	-4.5	3.8	1.0	0.6
13. Change in structural primary surplus	-0.5	0.3	-2.9	-4.7	3.5	0.9	0.5
(1) Discrepancies, if any, are due to rounding. (2) The positive sign indicates one-off measures to reduce the deficit. (3) Cyclically adjusted net of one-off and other temporary measures.

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TABLE IV.10: DIFFERENCES COMPARED TO THE PREVIOUS STABILITY PROGRAMME (1)
	2020	2021	2022	2023
REAL GDP GROWTH (%)
Previous update (SP 2020)	-8.0	4.7
Current update (SP 2021)	-8.9	4.5	4.8	2.6
Difference	-0.9	-0.2
GENERAL GOVERNMENT NET LENDING (% of GDP)
Previous update (SP 2020)	-10.4	-5.7
Current update (SP 2021)	-9.5	-11.8	-5.9	-4.3
Difference	0.9	-6.1
GENERAL GOVERNMENT GROSS DEBT (% of GDP)
Previous update (SP 2020)	155.7	152.7
Current update (SP 2021)	155.8	159.8	156.3	155.0
Difference	0.1	7.1
(1) Forecasts based on the new policies scenario for the Stability Programme 2020, policy-scenario objectives for the Stability Programme 2021. Exceptionally, the 2020 Stability Programme forecasts included a limited horizon to 2021. Discrepancies, if any, are due to rounding.

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TABLE IV.11: PUBLIC EXPENDITURE FORECASTS (1) FOR PENSIONS, HEALTHCARE, LONG-TERM CARE AND EDUCATION (as percentage OF GDP) - BASELINE SCENARIO EPC-WGA 2021
	2010	2015	2020	2025	2030	2035	2040	2045	2050	2055	2060	2065	2070
Total expenditure	49.7	50.3	57.3	54.1	55.1	56.4	57.4	58.4	58.8	58.2	57.7	57.3	57.2
Of which
age-related expenditures	26.6	26.9	29.5	27.1	28.0	28.7	28.9	29.0	28.3	27.4	26.5	26.0	25.8
Pension expenditure (2) (3)	14.7	15.6	17.1	16.0	16.7	17.3	17.3	17.0	15.9	14.8	13.9	13.5	13.4
Health care (2) (4)	6.9	6.6	7.5	6.4	6.7	7.0	7.2	7.5	7.6	7.7	7.7	7.7	7.6
Long-term care (this was earlier included in the health care)	0.7	0.7	0.8	0.7	0.7	0.8	0.8	0.9	1.0	1.1	1.1	1.1	1.1
LTC - comp. socio-assistenziale (2) (4)	1.1	1.1	1.1	1.1	1.1	1.2	1.2	1.3	1.4	1.5	1.6	1.6	1.5
Education expenditure (5)	3.9	3.6	3.9	3.6	3.4	3.2	3.2	3.3	3.3	3.3	3.3	3.2	3.2
Interest expenditure	4.3	4.1	3.5	2.7	2.9	3.5	4.2	5.1	6.1	6.6	6.8	6.9	7.1
Total revenue	45.5	47.8	47.8	47.4	47.4	47.4	47.4	47.4	47.4	47.4	47.4	47.5	47.5
Of which: property income	0.6	0.7	1.1	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.8

ASSUMPTIONS (%)
Labour productivity growth	2.6	0.1	1.6	0.2	0.7	1.3	1.7	1.7	1.7	1.7	1.6	1.6	1.5
Real GDP growth	1.7	0.8	-8.9	0.4	0.6	0.9	1.1	1.3	1.5	1.5	1.5	1.4	1.3
Participation rate males (aged 20-64)	72.4	73.7	72.9	75.3	75.6	76.5	76.8	76.8	76.3	75.8	75.8	76.1	76.5
Participation rates females (aged 20-64)	50.8	54.1	54.1	59.1	60.6	62.0	62.5	62.6	62.4	62.3	62.3	62.4	62.6
Total participation rates (aged 20-64)	61.6	63.8	63.5	67.3	68.2	69.4	69.8	69.9	69.6	69.3	69.3	69.5	69.8
Unemployment rate	8.4	12.0	9.3	8.3	8.5	8.3	7.7	7.2	6.7	6.6	6.6	6.5	6.5
Population aged 65+ over total population	20.4	21.9	23.2	24.8	27.2	29.8	32.2	33.5	33.8	33.6	33.4	33.1	33.2
Dependence index of the elderly (65 and over / [15-64])	31.1	34.0	36.4	39.2	44.1	50.6	57.0	60.9	61.8	61.3	60.4	59.8	60.3
(1) For the four-year period 2021-2024 growth assumptions are in line with the macroeconomic scenario at unchanged legislation underlying the Stability Programme 2021. For the following period, the scenario is coherent with the EPC-WGA exercise prepared for the 2021 round of age-related expenditures projections.
(2) Until 2020, expenditure on social benefits refers to National Accounting data. For the period 2021-2024, the forecast values are in line with those underlying the forecast of the public finance scenario.
(3) Paragraph 256 of the Budget Law No. 145/2018 established the ‘Fund for the revision of the early retirement system and to encourage the hiring of young workers’, which has a budget of 7,000 million euro per year from 2024. The greater financial burden resulting from the social security provisions of Decree Law No. 4/2019 are financed by the substantial zeroing of the expenditure allocation under examination until 2023. In the following years, under unchanged legislation, the above-mentioned expenditure authorisation includes increasing residual amounts reaching around 3,8 billion euro per year from 2028. In this context, these residual allocations, not yet defined by law, are not attributed to specific structural measures in the field of pensions.
(4)  Starting from 2015, the health expenditure data takes into account the forecast of the historical series of the national accounts, based on the ESA 2010. This revision was carried out in coordination with Eurostat and with most of the EU countries. With regard to the period 2021-2024, the forecast reflects the higher expenditure necessary to deal with the epidemiological emergency linked to the spread of the COVID 19 virus (D.L No. 18/2020, D.L No. 34/2020, D.L No. 104/2020, D.L No. 178/2020 and D.L No. 41/2021). Based on a technical hypothesis, the results of the forecasts take into account the higher current costs associated with the projects that will be programmatically financed through the Next Generation EU program. Starting from 2025, the forecast is made using the reference scenario methodology.
(5) The aggregate includes ISCED levels 1-8 according to the OECD classification (ISCED 2011 level). It does not include expenditure on adult education (lifelong learning) and pre-primary school. The expenditure aggregate is built on data from UNESCO / OECD / EUROSTAT (UOE) sources. The forecast incorporates the UOE data updated to the financial year 2017. With regard to the period 2021-2024, the projection reflects the greater expenditure for personnel necessary to face the epidemiological emergency linked to the spread of the COVID 19 virus (Legislative Decree no. 2020, D.L. No. 34/2020, D.L. No. 104/2020, D.L. No. 137/2020, L. No. 178/2020, D.L. No. 30/2021 and D.L. No. 41/2021). Based on a technical hypothesis, the forecast of education expenditure in relation to GDP includes current and capital account measures financed through the Next Generation EU program for ISCED 1-8 classes.
(6) Rounding up to the first decimal place may lead to inconsistencies with the values shown in the table.
Source: MEF data processing using the Long Term Forecast Model of the State General Accounting Office.

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TABLE IV.12: PUBLIC GUARANTEES IN 2019 AND 2020 (in millions)
	2019		2020
	Level	% of GDP	Level	% of GDP
Stock of guarantees	85,800	4.8	215,491	13.0
of which: financial sector (1)	25,112	1.4	13,396	0.8
(1) Italian banks, Cassa Depositi and Prestiti e GACS.

TABLE IV.13: PUBLIC GUARANTEES IN 2020 ( as percentage of GDP)
	Measures	Date of adoption (1)	Maximum amount of contingent liabilities	Take-up
IN RESPONSE TO COVID-19	Central Guarantee Fund for SMEs	17/03/2020	n.a.	5.84
	SACE- Italia Guarantee	8/04/2020	12.11	1.16
	Commercial credits insurance	19/05/2020	0.12	0.12
	SUBTOTAL			7.12
OTHERS	Central Guarantee Fund for SMEs			1.24
	TAV S.p.A.			0.06
	Support to rescue businesses			0.00
	Guarantees provided by local authorities			0.16
	GACS			0.63
	Bond issues by CDP S.p.A.			0.18
	Guarantee fund for first homes			0.53
	Guarantee for non-market risks in favour of SACE			3.08
	State guarantees in favour of ILVA			0.02
	Green New Deal Guarantees			0.01
	SUBTOTAL			5.92
	TOTAL			13.05
(1) The date of adoption refers to the legislative provision or ministerial decree that introduced or revised the guarantee scheme.

TABLE IV.14: BASIC ASSUMPTIONS
	2020	2021	2022	2023	2024
Short-term interest rate (annual average)	0.1	-0.4	-0.1	0.2	0.4
Long-term interest rate (annual average)	1.3	0.7	1.1	1.3	1.4
USD/EUR exchange rate (annual average)	1.14	1.21	1.21	1.21	1.21
Nominal effective exchange rate	1.8	1.1	0.0	0.0	0.0
World excluding EU, GDP growth	-5.5	7.0	4.8	3.7	3.3
EU GDP growth	-6.4	4.0	4.7	2.3	1.5
Growth of relevant foreign markets	-6.8	8.8	5.2	3.7	3.3
World import volumes, excluding EU	-9.4	5.1	3.4	2.7	2.5
Oil prices (Brent, USD/barrel)	41.7	61.4	58.0	55.8	54.6
(1) Short-term interest rate is understood to mean the average of the rates applied to 3-month government bonds issued during the year. Long-term interest rate is understood to mean the average of the rates applied to 10-year government bonds issued during the year.

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TABLE 15: IMPACT OF RECOVERY AND RESILIENCE FACILITY ON GENERAL GOVERNMENT BUDGETARY PROSPECTS - GRANTS
	2020	2021	2022	2023	2024	2025	2026

REVENUE FROM RRF GRANTS (% GDP)
RRF GRANTS as included in the revenue projections	0.0	0.6	0.9	1.4	0.5	0.2	0.0
Cash disbursements of RRF GRANTS from EU	0.0	0.5	0.5	1.1	0.9	0.4	0.1

EXPENDITURE FINANCED BY RRF GRANTS (% GDP)
TOTAL CURRENT EXPENDITURE	0.0	0.1	0.1	0.2	0.1	0.0	0.0
Gross fixed capital formation P.51g	0.0	0.4	0.5	0.8	0.2	0.1	0.0
Capital transfers D.9	0.0	0.1	0.3	0.3	0.2	0.0	0.0
TOTAL CAPITAL ACCOUNT EXPENDITURE	0.0	0.5	0.8	1.1	0.4	0.1	0.0

OTHER COSTS FINANCED BY RRF GRANTS (% GDP) (1)
Reduction in tax revenue	0.0	0.0	0.0	0.1	0.1	0.1	0.1
Other costs with impact on revenue	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Financial transactions	0.0	0.0	0.0	0.0	0.0	0.0	0.0
(1) Reference is made to cost items not recorded as expenditure in the national accounts.

TABLE 16: IMPACT OF RECOVERY AND RESILIENCE FACILITY ON GENERAL GOVERNMENT BUDGETARY PROSPECTS - LOANS
	2020	2021	2022	2023	2024	2025	2026

CASH FLOW FROM RRF LOANS PROJECTED IN THE PROGRAMME (% GDP)
Disbursements of RRF LOANS from EU	0.0	0.5	0.7	0.6	1.6	1.5	1.4
Repayments of RRF LOANS to EU	0.0	0.0	0.0	0.0	0.0	0.0	0.0

EXPENDITURE FINANCED BY RRF LOANS (% GDP) (1)
TOTAL CURRENT EXPENDITURE	0.0	0.2	0.2	0.0	0.1	0.1	0.1
Gross fixed capital formation P.51g	0.3	0.5	0.5	0.5	1.0	0.9	0.8
Capital transfers D.9	0.0	0.1	0.2	0.2	0.2	0.2	0.1
TOTAL CAPITAL ACCOUNT EXPENDITURE	0.3	0.6	0.7	0.7	1.2	1.1	0.9

OTHER COSTS FINANCED BY RRF LOANS (% GDP) (2)
Reduction in tax revenue	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other costs with impact on revenue	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Financial transactions	0.0	0.0	0.0	0.0	0.0	0.0	0.0
(1) The breakdown by economic item of expenditure financed with substitutive loans is based on the information in the draft PNRR of 12 January, which is not perfectly aligned with the technical assumptions underlying the public finance scenario under existing legislation.
(2) Reference is made to cost items not recorded as expenditure in the national accounts.

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The
ECONOMIC AND FINANCIAL DOCUMENT 2021
is available on-line
at the internet address listed below:
www.mef.gov.it • www.dt.tesoro.it • www.rgs.mef.gov.it

ISSN 2239-5539